JAECKLE FLEISCHMANN & MUGEL, LLP
ATTORNEYS AT LAW

FLEET BANK BUILDING TWELVE FOUNTAIN PLAZA BUFFALO, NEW YORK 14202-2292
TEL (716) 856-0600 FAX (716) 856-0432

Exhibit 5

May 7, 2004

Parkway Properties, Inc.
One Jackson Place Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201

> **Re: Registration Statement on Form S-8**
> **Parkway Properties, Inc. 2003 Equity Incentive Plan and**
> **Employee Excellence Recognition Plan (the "Plans")**

Ladies and Gentlemen:

As your counsel we have examined the above-referenced Registration Statement and we are familiar with the documents referred to therein, as well as your Articles of Incorporation and Bylaws, each as amended to date and other relevant documents, and we have made such investigation with respect to your corporate affairs as we have deemed necessary in order for us to render the opinion herein set forth.

We have examined the proceedings heretofore taken and we are informed as to the procedures proposed to be followed by Parkway Properties, Inc. in connection with the authorization, issuance and sale of the shares of Common Stock (the "Shares") pursuant to the Plans. In our opinion, the Shares to be issued by Parkway Properties, Inc. under and in accordance with the Plans will be, when issued and paid for in accordance with the Plans and the Registration Statement and the exhibits thereto, legally issued, fully paid and non-assessable.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement on Form S-8.

Very truly yours,

/s/ JAECKLE FLEISCHMANN & MUGEL, LLP